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                                     Form 6K


                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC  20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                 August 27, 2003

                           WESTPAC BANKING CORPORATION
                           ---------------------------
                 (Translation of registrant's name into English)

            60 MARTIN PLACE, SYDNEY, NEW SOUTH WALES 2000, AUSTRALIA
            --------------------------------------------------------
                    (Address of principal executive offices)


       [Indicate by check mark whether the registrant files or will file annual reports] under cover of Form 20-F or Form 40-F.]

        Form 20-F         x                      Form 40-F
                      ---------                               ---------

       [Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.]

             Yes                                 No          x
                     ---------                           ---------

  [If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b):82-___]


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INDEX TO EXHIBITS
-----------------

  Exhibit
    No.       Description
  ------      -----------

    1 Announcement regarding the resignation of Mr. John Fairfax from Westpac Banking Corporation's Board of Directors.

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                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               WESTPAC BANKING CORPORATION
                                               ---------------------------
                                                       (Registrant)


Date:  August 27, 2003                         By: /s/ MANUELA ADL
                                                   ------------------
                                                   Manuela Adl
                                                   SVP & Chief Operating Officer